SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                             Presidio Capital Corp.
       -----------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    G72201109
       -----------------------------------------------------------------
                                 (CUSIP Number)


                            Leonard S. Ferleger, Esq.
                           Kirkpatrick & Lockhart LLP
                              1500 Oliver Building
                         Pittsburgh, Pennsylvania 15222
                                 (412) 355-6500
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                December 3, 1997
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

                                                              Page 2 of 11 Pages

                                      13D
                                 ------------

CUSIP No. G72201109

1)    NAMES OF REPORTING PERSONS                        Stonehill Partners, L.P.
                                                        ------------------------
      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                    WC, OO
                                                                          ------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
                                                                        --------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                            282,139
                                                                         -------

      8)    SHARED VOTING POWER                                           - 0 -
                                                                         -------

      9)    SOLE DISPOSITIVE POWER                                       282,139
                                                                         -------

      10)   SHARED DISPOSITIVE POWER                                       - 0 -
                                                                          ------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                           282,139
                                                                         -------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                               [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    2.8%
                                                                           -----

14)   TYPE OF REPORTING PERSON*                                               PN
                                                                              --

                                                              Page 3 of 11 Pages

                                      13D
                                 ------------

CUSIP No. G72201109

1)    NAMES OF REPORTING PERSONS                              Stonehill Offshore
                                                              Partners Limited
                                                        ------------------------
      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                    WC, OO
                                                                          ------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                        Cayman Islands
                                                                  --------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                            111,521
                                                                         -------

      8)    SHARED VOTING POWER                                            - 0 -
                                                                         -------

      9)    SOLE DISPOSITIVE POWER                                       111,521
                                                                         -------

      10)   SHARED DISPOSITIVE POWER                                       - 0 -
                                                                           -----

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                           111,521
                                                                         -------
12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                               [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    1.1%
                                                                            ----

14)   TYPE OF REPORTING PERSON*                                               CO
                                                                              --

                                                              Page 4 of 11 Pages
                                     13D
                                 ------------

CUSIP No. G72201109

1)    NAMES OF REPORTING PERSONS                                John A. Motulsky
                                                                ----------------
      I.R.S. IDENTIFICATION
      NOS. OF ABOVE PERSONS
                                                                     -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS*                                                        AF
                                                                              --

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                        [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                         United States
                                                                   -------------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                                                511
                                                                             ---

      8)    SHARED VOTING POWER                                            - 0 -
                                                                           -----

      9)    SOLE DISPOSITIVE POWER                                           511
                                                                             ---

      10)   SHARED DISPOSITIVE POWER                                       - 0 -
                                                                           -----

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                               511
                                                                             ---
12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*                               [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                                                    0.0%
                                                                           -----

14)   TYPE OF REPORTING PERSON*                                               IN
                                                                              --

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, $0.01 par value ("Class A Stock"), of Presidio Capital Corp., a British Virgin Islands company ("Presidio"). Presidio's principal executive offices are c/o Hemisphere Management (Cayman) Limited, Zephyr House, Mary Street, Grand Cayman, Cayman Islands, B.W.I.

Item 2.  Identity and Background.

            This Statement is being filed by Stonehill Partners, L.P., a Delaware limited partnership ("SP"), Stonehill Offshore Partners Limited, a Cayman Islands company ("SOP"), and John A. Motulsky ("Motulsky"), a United States citizen. Motulsky is a managing general partner of SP and a managing member of Stonehill Advisers LLC, a New York limited liability company that is the investment advisor to SOP ("Adviser"). SP, SOP and Motulsky are sometimes collectively referred to herein as "Stonehill." The principal business of each of SP, SOP, Adviser and Motulsky is investing. The address of SP's, Adviser's and Motulsky's principal business and principal office is 110 East 59th Street, 30th Floor, New York, New York 10022. The address of SOP's principal business and principal office is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, B.W.I.

            Annex I attached hereto contains a list of the names of the general partners of SP, their business addresses, their present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted. All of the general partners of SP listed in Annex I are United States citizens.

            The sole director of SOP is CFS Company Limited, a British Virgin Islands company. The address of its principal business and principal office is the same as the address of the principal office of SOP. Pursuant to the investment advisory agreement between SOP and Adviser, Adviser has sole authority, except under certain circumstances (none of which currently exist), to make all investing and voting decisions on behalf of SOP. The members of Adviser are Ronald LaBow, Christopher E. Wilson and Motulsky. Included in Annex I attached hereto are their business addresses, their present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted. All of the members of Adviser are United States citizens.

            During the last five years, neither SP, SOP, Motulsky, Adviser nor, to the knowledge of SP or SOP, any of the persons


                              (Page 5 of 11 Pages)
listed in Annex I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            During the last five years, neither SP, SOP, Motulsky, Adviser nor, to the knowledge of SP or SOP, any of the persons listed in Annex I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which a judgment, decree or final order was entered against such party enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in which there was a finding of a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      The securities of Presidio beneficially owned by SP, SOP or Motulsky were acquired for cash in open market transactions. The sources of the funds to make such acquisitions were working capital or margin loans made in the ordinary course of business by Neuberger & Berman in the cases of SP and SOP and an individual retirement account in the case of Motulsky. The aggregate amounts of funds expended to make those acquisitions, net of liquidating dividends paid by Presidio, were approximately $2,661,200, $1,975,200 and $4,700, for SP, SOP and Motulsky, respectively. The most recent acquisition occurred on November 20, 1997 when SOP purchased 893 shares of Class A Stock for $24 per share in the over-the-counter market.

Item 4.  Purpose of Transaction.

            The shares of Class A Stock beneficially owned by Stonehill were originally acquired for investment purposes.

           On December 3, 1997, representatives of Stonehill commenced working with representatives of Angelo, Gordon & Co., L.P. ("Angelo/Gordon") and M.H. Davidson & Co. ("Davidson") with a view to formulating responses to one or more proposals from Presidio Holding Company, LLC ("Holding") that could involve one or more of the matters described in clauses (a) through (j) of Item 4. Representatives of Stonehill, Angelo/Gordon and Davidson have had communications with representatives of Holding concerning such potential proposals. No specific agreements or arrangements with respect thereto or with respect to acting jointly exist among Stonehill, Angelo/Gordon and Davidson or between Stonehill and Holding. It is possible that no agreements or arrangements will result from any of these discussions.

            Except as set forth above, SP, SOP and Motulsky have no plans or proposals that relate to or could result in any of the matters described in clauses (a) through (j) of Item 4. In the course of evaluating their investments in Presidio, SP, SOP and Motulsky may, at any time and from time to time, determine to (1)


                              (Page 6 of 11 Pages)
acquire additional securities of Presidio, (2) dispose of any securities of Presidio that they then beneficially own, (3) take action with respect to one or more of the matters described in clauses (a) through (j) of Item 4 or (4) formulate plans or proposals with respect thereto, in all cases independently of Angelo/Gordon, Davidson and Holding.

            Reference is hereby made to the Statement on Schedule 13D with respect to the Class A Stock filed by Davidson and entities affiliated therewith dated January 16, 1996, as amended through the date hereof (the "Davidson 13D"), for additional information with respect to Davidson and such entities. Reference is hereby made to the Statement on Schedule 13D with respect to the Class A Stock filed by Angelo/Gordon and persons affiliated therewith dated April 8, 1997, as amended through the date hereof (the "Angelo/Gordon 13D"), for additional information with respect to Angelo/Gordon and such persons. Reference is hereby made to the Statement on Schedule 13D with respect to the Class A Stock filed by Holding dated July 28, 1997, as amended through the date hereof (the "Holding 13D"), for additional information with respect to Holding.

Item 5.  Interest in Securities of the Issuer.

            (a) SP beneficially owns 282,139 shares of Class A Stock, or 2.8% of that class of securities. SOP beneficially owns 111,521 shares of Class A Stock, or 1.1% of that class of securities. Motulsky beneficially owns 511 shares of Class A Stock, or 0.0% of that class of securities. Adviser does not beneficially own any shares of Class A Stock, other than the shares beneficially owned by SOP. To the knowledge of SP and SOP, none of the persons listed in Annex I, except for Motulsky, beneficially own any shares of Class A Stock, other than the shares beneficially owned by SP and SOP.

            Based on publicly available information, primarily the Davidson 13D, the Angelo/Gordon 13D, the Holding 13D and the most recent Quarterly Report on Form 10-Q filed by Presidio, Stonehill believes that Holding, Angelo/Gordon and its affiliates, and Davidson and its affiliates beneficially own 6,755,586 shares (or 67.6%), 1,308,770 shares (or 13.1%) and 703,380 shares (or 7.3%) of the outstanding Class A Stock, respectively.

            (b) SP has the sole power to vote and the sole power to dispose of its 282,139 shares of Class A Stock. SOP has the sole power to vote and the sole power to dispose of its 111,521 shares of Class A Stock. Motulsky has the sole power to vote and the sole power to dispose of his 511 shares of Class A Stock.

            (c) Except as described in response to Item 3, neither SP, SOP, Motulsky, Adviser nor, to the knowledge of SP and SOP, any of the persons listed in Annex I has effected any

                               (Page 7 of 11 Pages)
transactions in shares of Class A Stock during the past sixty days.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock owned by SP, SOP or Motulsky.

            (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer.

            Except as described in response to Items 2 and 4, neither SP, SOP, Motulsky, Adviser nor, to the knowledge of SP or SOP, any of the persons listed in Annex I has any contract, arrangement, understanding or relationship with any person with respect to any securities of Presidio, including the transfer or voting of any securities of Presidio, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

            Exhibit A. Joint Filing Agreement, dated December 8, 1997, by and among Stonehill Partners, L.P., Stonehill Offshore Partners Limited and John A. Motulsky.


                              (Page 8 of 11 Pages)

Signature

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement with respect thereto is true, complete and correct.


December 15, 1997
------------------------------
Date




/s/ John A. Motulsky
------------------------------
Stonehill Partners, L.P.
by John A. Motulsky,
General Partner




/s/ John A. Motulsky
------------------------------
Stonehill Offshore Partners Limited
by Stonehill Advisers LLC
  by John A. Motulsky
  Member




/s/ John A. Motulsky
------------------------------
John A. Motulsky


                              Page 9 of 11 Pages

                                     ANNEX I

                               GENERAL PARTNERS OF
                            STONEHILL PARTNERS, L.P.


NAME AND PRESENT PRINCIPAL    ADDRESS AND PRINCIPAL BUSINESS OCCUPATION
OF ORGANIZATION IN WHICH EMPLOYED

Ronald LaBow,                        WHX Corporation
Chairman                             110 East 59th Street
                                     30th Floor
                                     New York, New York 10022

                                     Public Holding Company in Steel Business

John A. Motulsky,                    Stonehill Investment Corp.
Vice President                       110 East 59th Street
                                     30th Floor
                                     New York, New York 10022

                                     Investing

Stewart E. Tabin,                    Stonehill Investment Corp.
Vice President                       110 East 59th Street
                                     30th Floor
                                     New York, New York 10022

                                     Investing

Neale X. Trangucci,                  Stonehill Investment Corp.
Vice President                       110 East 59th Street
                                     30th Floor
                                     New York, New York 10022

                                     Investing

Christopher E. Wilson,               Stonehill Investment Corp.
Vice President                       110 East 59th Street
                                     30th Floor
                                     New York, New York 10022

                                     Investing



                             (Page 10 of 11 Pages)

                                  EXHIBIT INDEX


Number                  Description

  A Joint Filing Agreement, dated December 8, 1997, by and among Stonehill Partners, L.P., Stonehill Offshore Partners Limited and John A. Motulsky.


                              Page 11 of 11 Pages